FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

May 12th, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on May 12th, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

May 12th, 2023.

Schedule A

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

May 12, 2023

HIVE Blockchain Announces Growth Plan to 6 EH/S, Corporate Updates

and Establishment of At-The-Market Equity Program

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA.F) (the "Company" or "HIVE") is pleased to announce its updated growth target to 6 Exahash per second ("EH/s") (all amounts in US dollars, unless otherwise indicated).

HIVE's near-term target is 4 Exahash for calendar Q2 2023 through the secured orders of 1.26 Exahash of new generation Bitcoin mining ASICs, to grow our target hashrate by 33%. HIVE's management team has been carefully evaluating ASIC purchase opportunities, deploying capital for orders that would allow for optimum cash flow return on invested capital, while also introducing more efficient machines to our global fleet.

Immediate Growth Overview:

  Over 1.26 Exahash of new generation Bitcoin ASIC miners at very attractive $/TH prices:
    Purchased 3,600 Bitmain S19j Pro+ miners for a total of 439 PH/s
    Purchased 1,169 Bitmain S19j Pro miners for a total of 117 PH/s
    Purchased 1,100 Bitmain S19 XP miners for a total of 154 PH/s
    Launched production of 5,000 BuzzMiner Plus units, for a total of 550-650 PH/s

Strategic Insight:

HIVE has successfully utilized and continues to optimize its hybrid strategy for expansion, to opportunistically sell Bitcoin when it is accretive to do so, or issue shares to grow our Bitcoin HODL position. HIVE's approach to maximize cashflow return on invested capital has allowed us to minimize shareholder dilution, while also keeping a strong Bitcoin HODL balance.

The Company notes that other publicly traded Bitcoin miners may only issue shares to fund their business and expansions, in order to HODL all their Bitcoin. Whereas other miners may sell all their Bitcoin HODL to fund their business or expansions.

Appointment of Luke Rossy to Vice President of Operations

HIVE is pleased to announce the appointment of Luke Rossy to the position of Vice President of Operations. Luke has been with HIVE for the last two years, as our Senior Developer & Operations Manager, where he has been a tremendous resource, and eager to learn.

Luke has demonstrated an aptitude for problem solving in the technical realm, alongside his expert level analysis skills. By expanding his horizons and taking on more executive level tasks, we are excited to see Luke grow with the Company.

Aydin Kilic, CEO of HIVE Blockchain stated "I have worked very closely with Luke for the last 2 years, he has been an exceptional team member, with incredible focus and a tireless work ethic. I believe he will make a great executive and as we have a lean management team at HIVE, his diverse skillset helps us navigate day to day hurdles as we strive for excellence".

ATM Financing to Fast Track Growth Strategy and Build HODL Position

The Company is also pleased to announce that it has entered into an equity distribution (the "Equity Distribution Agreement") with Stifel GMP ("Stifel") and Canaccord Genuity Corp. ("Canaccord" and together with Stifel, the "Agents") to establish an at-the-market offering of common shares ("Common Shares") in the capital of the Company on the facilities of the TSX Venture Exchange ("TSXV").

Frank Holmes, Executive Chairman of HIVE commented, "I am thrilled this is the first time two large independent brokers in Canada are in partnership with us on an ATM financing. This financing will allow us to grow our Bitcoin HODL and Exahash mining capacity".

The Company estimates that with each additional 30MW of infrastructure, utilizing ASICs with an efficiency of 30 J/TH, it will be able to add 1 Exahash of Bitcoin mining capacity, at an approximate cost of $30,000,000. Therefore, with the right opportunities, proceeds from the ATM financing could potentially allow the Company to add an additional 3 Exahash to its operating footprint, including infrastructure and ASICs. This would represent approximately a 100% growth to the Company's current ASIC operating capacity of 3.15 Exahash, to achieve its growth target of 6 Exahash.

By introducing machines with better joules per Terahash ("J/TH") efficiency, while also procuring these machines at attractive $/TH price, we strive to optimize near-term repayment of our investments from cashflow operating these machines. Furthermore, we analyze possible scenarios where mining revenues may drop in the time periods surrounding the halving event, and thus we strive to ensure that the machines we purchase will have positive gross mining margins for as long as possible after the initial investment has been paid off. Therefore, an optimal balance between J/TH efficiency realized and $/TH price paid must be sought. Our goal is that these investments become free cash flow generating assets, to get the best cash flow return on invested capital as publicly traded Bitcoin miner.

Pursuant to the Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of Common Shares (the "ATM Equity Program"). The Company intends to use the net proceeds of the ATM Equity Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

The Common Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Equity Distribution Agreement. To date, no Common Shares have been distributed by the Company pursuant to the Equity Distribution Agreement. Sales of Common Shares, if any, under the ATM Equity Program are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, as sales made directly on the TSXV or any other recognized Canadian "marketplace" within the meaning of National Instrument 21-101 - Marketplace Operation. The ATM Equity Program is being made pursuant to a prospectus supplement dated May 10, 2023 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated May 1, 2023 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada.

The Prospectus Supplement (as well as the related Base Shelf Prospectus) is available at the Company's profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the ATM Equity Program; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital cur rency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digi tal currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the

Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.